Exhibit 12.1

Gilead Sciences, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before provision for income taxes	$4,208,219	$3,611,980	$3,651,004	$3,913,548	$3,501,956
Interest expense	$306,894	$360,916	$205,418	$108,961	$69,662
Interest portion of operating lease expense	$13,400	$13,475	$12,025	$16,680	$14,920
Net loss attributable to non-controlling interest	$17,522	$17,967	$14,578	$11,508	$10,163

Total Earnings	$4,546,035	$4,004,338	$3,883,025	$4,050,697	$3,596,701

Fixed Charges:
Interest expense	$306,894	$360,916	$205,418	$108,961	$69,662
Capitalized interest	$2,288	$5,528	$2,971	$1,473	$775
Interest portion of operating lease expense	$13,400	$13,475	$12,025	$16,680	$14,920

Total Fixed Charges	$322,582	$379,919	$220,414	$127,114	$85,357

Ratio of Earnings to Fixed Charges	14.1	10.5	17.6	31.9	42.1